UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
_________

Under the Securities and Exchange Act of 1934
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-1(a)

NovaStar Financial, Inc.
(Name of Issuer)

Common Stock ($0.01 par value per share)
(Title of Class of Securities)

669947400
(CUSIP Number)

with a copy to:
Brian P. Friedman	Melvin Epstein, Esq.
Jefferies Capital Partners LLC (f/k/a Jefferies Capital Partners IV LLC)	Stroock & Stroock & Lavan LLP
520 Madison Avenue, 12th Floor	180 Maiden Lane
New York, New York 10022	New York, New York 10038
(212) 284-1700	(212) 806-5864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS Jefferies Capital Partners IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER	16,132,891 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER	16,132,891 (1)
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,132,891 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 17.9% (2)
14			TYPE OF REPORTING PERSON PN

(1)       On December 10, 2010, Jefferies Capital Partners IV LP, a Delaware limited partnership (“Jefferies Capital Partners IV”), Jefferies Employee Partners IV LLC, a Delaware limited liability company (“Jefferies Employee Partners”), and JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners” and together with Jefferies Capital Partners IV and Jefferies Employee Partners, “Jefferies Capital Partners”), entered into an Exchange Agreement (the “Exchange Agreement”) with Massachusetts Mutual Life Insurance Company, a Massachusetts corporation (“MassMutual” and together with Jefferies Capital Partners, the “Investors”), and NovaStar Financial, Inc., a Maryland corporation (the “Company”), pursuant to which Jefferies Capital Partners IV exchanged 911,659 shares of the Company’s 9.00% Series D 1 Mandatory Convertible Preferred Stock, par value $0.01 per share (“Series D 1 Preferred Stock”) for 16,132,891 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), and $597,787.83 in cash.  The 911,659 shares of Series D 1 Preferred Stock exchanged by Jefferies Capital Partners IV under the Exchange Agreement were originally acquired by Jefferies Capital Partners IV for $21,196,072 in cash (sourced from bank financing) pursuant to the terms of a Securities Purchase Agreement, dated July 16, 2007 (the “Securities Purchase Agreement”), among Jefferies Capital Partners, Mass Mutual and the Company.

(2)       Based on 90,353,653 shares of Common Stock outstanding as of June 23, 2011 (confirmed by the Company’s Investor Relations Department in a telephone call on June 28, 2011).

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS Jefferies Employee Partners IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER	1,858,131 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER	1,858,131 (1))

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,131 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)       Pursuant to the Exchange Agreement, Jefferies Employee Partners exchanged 105,002 shares of Series D 1 Preferred Stock for 1,858,131 shares of Common Stock and $68,851.15 in cash.  The 105,002 shares of Series D 1 Preferred Stock exchanged by Jefferies Employee Partners under the Exchange Agreement were originally acquired by Jefferies Employee Partners for $2,441,291 in cash (sourced from working capital) pursuant to the terms of the Securities Purchase Agreement.

(2)       Based on 90,353,653 shares of Common Stock outstanding as of June 23, 2011 (confirmed by the Company’s Investor Relations Department in a telephone call on June 28, 2011).

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS JCP Partners IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER	589,978 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER	589,978 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,978 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 0.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)       Pursuant to the Exchange Agreement, JCP Partners exchanged 33,339 shares of Series D 1 Preferred Stock for 589,978 shares of Common Stock and $21,861.02 in cash.  The 33,339 shares of Series D 1 Preferred Stock exchanged by JCP Partners under the Exchange Agreement were originally acquired by JCP Partners for $775,137 in cash (sourced from working capital) pursuant to the terms of the Securities Purchase Agreement.

(2)       Based on 90,353,653 shares of Common Stock outstanding as of June 23, 2011 (confirmed by the Company’s Investor Relations Department in a telephone call on June 28, 2011).

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS JCP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER	18,581,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER	18,581,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,581,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 20.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)       JCP IV LLC, a Delaware limited liability company (the “General Partner”), is the general partner of Jefferies Capital Partners IV and is the managing member of each of Jefferies Employee Partners and JCP Partners.  Pursuant to the Exchange Agreement, Jefferies Capital Partners exchanged 1,050,000 shares of Series D 1 Preferred Stock for 18,581,000 shares of Common Stock and $688,500 in cash.  The 18,581,000 shares of Series D 1 Preferred Stock exchanged by Jefferies Capital Partners under the Exchange Agreement were originally acquired by Jefferies Capital Partners for $24,412,500 in cash pursuant to the terms of the Securities Purchase Agreement.

(2)       Based on 90,353,653 shares of Common Stock outstanding as of June 23, 2011 (confirmed by the Company’s Investor Relations Department in a telephone call on June 28, 2011).

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS Jefferies Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER	18,581,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER	18,581,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,581,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 20.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)       Jefferies Capital Partners LLC, a Delaware limited liability company (f/k/a Jefferies Capital Partners IV LLC) (the “Manager”), is the manager of Jefferies Capital Partners and the managing member of the General Partner.  Pursuant to the Exchange Agreement, Jefferies Capital Partners exchanged 1,050,000 shares of Series D 1 Preferred Stock for 18,581,000 shares of Common Stock and $688,500 in cash.  The 18,581,000 shares of Series D 1 Preferred Stock exchanged by Jefferies Capital Partners under the Exchange Agreement were originally acquired by Jefferies Capital Partners for $24,412,500 in cash pursuant to the terms of the Securities Purchase Agreement.

(2)       Based on 90,353,653 shares of Common Stock outstanding as of June 23, 2011 (confirmed by the Company’s Investor Relations Department in a telephone call on June 28, 2011).

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS Brian P. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER	18,581,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER	18,581,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,581,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 20.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)           Brian P. Friedman (“Mr. Friedman”) is a managing member of the Manager.  Pursuant to the Exchange Agreement, Jefferies Capital Partners exchanged 1,050,000 shares of Series D 1 Preferred Stock for 18,581,000 shares of Common Stock and $688,500 in cash.  The 18,581,000 shares of Series D 1 Preferred Stock exchanged by Jefferies Capital Partners under the Exchange Agreement were originally acquired by Jefferies Capital Partners for $24,412,500 in cash pursuant to the terms of the Securities Purchase Agreement.

(2)       Based on 90,353,653 shares of Common Stock outstanding as of June 23, 2011 (confirmed by the Company’s Investor Relations Department in a telephone call on June 28, 2011).

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS James L. Luikart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER	18,581,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER	18,581,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,581,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 20.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)       James L. Luikart (“Mr. Luikart”) is a managing member of the Manager.  Pursuant to the Exchange Agreement, Jefferies Capital Partners exchanged 1,050,000 shares of Series D 1 Preferred Stock for 18,581,000 shares of Common Stock and $688,500 in cash.  The 18,581,000 shares of Series D 1 Preferred Stock exchanged by Jefferies Capital Partners under the Exchange Agreement were originally acquired by Jefferies Capital Partners for $24,412,500 in cash pursuant to the terms of the Securities Purchase Agreement.

(2)       Based on 90,353,653 shares of Common Stock outstanding as of June 23, 2011 (confirmed by the Company’s Investor Relations Department in a telephone call on June 28, 2011).

Page 9 of 13

This Amendment No. 3 to Schedule 13D relating to the Company is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 9, 2007, and as further amended by Amendment No. 2 to Schedule 13D filed with the Commission on December 17, 2010 (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.   Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item  2.                 Identity and Background.

Item 2 is hereby amended by amending and restating clause (v) of Items 2(a)-(c) in its entirety as follows:

(v)           Jefferies Capital Partners LLC, a Delaware limited liability company (f/k/a Jefferies Capital Partners IV LLC) (the “Manager”), whose principal business is to provide management and advisory services to Jefferies Capital Partners and the General Partner. As a result of its roles as manager of Jefferies Capital Partners and managing member of the General Partner, the Manager may be deemed to be the beneficial owner of the shares beneficially owned by Jefferies Capital Partners and the General Partner.

Item  3.                 Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On December 10, 2010, Jefferies Capital Partners entered into an Exchange Agreement with Mass Mutual and the Company (the “Exchange Agreement”), which is incorporated herein by reference to Exhibit 8 hereto.  Pursuant to the Exchange Agreement, on June 23, 2011, (i) Jefferies Capital Partners IV exchanged 911,659 shares of Series D 1 Preferred Stock for 16,132,891 shares of Common Stock and $597,787.83 in cash, (ii) Jefferies Employee Partners exchanged 105,002 shares of Series D 1 Preferred Stock for 1,858,131 shares of Common Stock and $68,851.15 in cash, and (iii) JCP Partners exchanged 33,339 shares of Series D 1 Preferred Stock for 589,978 shares of Common Stock and $21,861.02  in cash (the “Exchange Transaction”).  The (a) 911,659 shares of Series D 1 Preferred Stock exchanged by Jefferies Capital Partners IV under the Exchange Agreement were originally acquired by Jefferies Capital Partners IV for $21,196,072 in cash (sourced from bank financing) pursuant to the terms of the Securities Purchase Agreement, (b) 105,002 shares of Series D 1 Preferred Stock exchanged by Jefferies Employee Partners under the Exchange Agreement were originally acquired by Jefferies Employee Partners for $2,441,291 in cash (sourced from working capital) pursuant to the terms of the Securities Purchase Agreement, and (c) 33,339 shares of Series D 1 Preferred Stock exchanged by JCP Partners under the Exchange Agreement were originally acquired by JCP Partners for $775,137 in cash (sourced from working capital) pursuant to the terms of the Securities Purchase Agreement.

Item  4.                 Purpose of the Transaction.

The information in Item 4 is hereby amended and supplemented as follows:

Page 10 of 13

On June 23, 2011, the Exchange Transaction was consummated pursuant to the terms of the Exchange Agreement and, in connection therewith, Jefferies Capital Partners received an aggregate of 18,581,000 shares of Common Stock and $688,500  in cash in exchange for all shares of Series D 1 Preferred Stock held by Jefferies Capital Partners.  In connection with the consummation of the Exchange Transaction, the Company, Jefferies Capital Partners and Mass Mutual executed a Registration Rights and Shareholders Agreement, dated as of June 23, 2011, and incorporated herein by reference to Exhibit 9, committing the Company to register the shares of Common Stock the Investors received in the Exchange Transaction.

Item  5.                 Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           As of June 23, 2011, (i) Jefferies Capital Partners IV beneficially owned 16,132,891 shares of Common Stock, or approximately 17.9% of the Common Stock deemed issued and outstanding as of that date, (ii) Jefferies Employee Partners beneficially owned 1,858,131 shares of Common Stock, or approximately 2.1% of the Common Stock deemed issued and outstanding as of that date, (iii) JCP Partners beneficially owned 589,978 shares of Common Stock, or approximately 0.7% of the Common Stock deemed issued and outstanding as of that date, (iv) General Partner, as a result of its roles as general partner of Jefferies Capital Partners IV and managing member of each of Jefferies Employee Partners and JCP Partners may be deemed to be the beneficial owner, in the aggregate, of 18,581,000 shares of Common Stock, or approximately 20.6% of the Common Stock deemed issued and outstanding as of that date, which number consists of (A) 16,132,891 shares of Common Stock, or approximately 17.9% of the Common Stock deemed beneficially owned by Jefferies Capital Partners IV, (B) 1,858,131 shares of Common Stock, or approximately 2.1% of the Common Stock deemed beneficially owned by Jefferies Employee Partners, and (C) 589,978 shares of Common Stock, or approximately 0.7% of the Common Stock deemed beneficially owned by JCP Partners, (v) Manager, as a result of its roles as manager of Jefferies Capital Partners and managing member of the General Partner, may be deemed to be the beneficial owner, in the aggregate, of 18,581,000 shares of Common Stock, or approximately 20.6% of the Common Stock deemed issued and outstanding as of that date, which number consists of (A) 16,132,891 shares of Common Stock, or approximately 17.9% of the Common Stock deemed beneficially owned by Jefferies Capital Partners IV, (B) 1,858,131 shares of Common Stock, or approximately 2.1% of the Common Stock deemed beneficially owned by Jefferies Employee Partners, and (C) 589,978 shares of Common Stock, or approximately 0.7% of the Common Stock deemed beneficially owned by JCP Partners, (vi) Mr. Friedman, as a result of his position as a managing member of Manager, may be deemed to be the beneficial owner, in the aggregate, of 18,581,000 shares of Common Stock, or approximately 20.6% of the Common Stock deemed issued and outstanding as of that date, and (vii) Mr. Luikart, as a result of his position as a managing member of Manager, may be deemed to be the beneficial owner, in the aggregate, of 18,581,000 shares of Common Stock, or approximately 20.6% of the Common Stock deemed issued and outstanding as of that date.  The percentages set forth above are based on 90,353,653 shares of Common Stock outstanding as of June 23, 2011 (confirmed by the Company’s Investor Relations Department in a telephone call on June 28, 2011).

Page 11 of 13

(b)           Jefferies Capital Partners IV shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 16,132,891 shares of Common Stock for which it is deemed the beneficial owner. Jefferies Employee Partners shares with Manager, the General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 1,858,131 shares of Common Stock for which it is deemed the beneficial owner.  JCP Partners shares with Manager, the General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 589,978 shares of Common Stock for which it is deemed the beneficial owner.  Each of Manager, the General Partner, Mr. Friedman and Mr. Luikart shares the power to vote 18,581,000 shares of Common Stock for which it may be deemed the beneficial owner.  Neither Jefferies Capital Partners IV, Jefferies Employee Partners, JCP Partners, General Partner, Manager, Mr. Friedman nor Mr. Luikart has the sole power to vote or dispose of any shares of Common Stock for which it is or may be deemed the beneficial owner.

(c)           Other than the transactions described in this Schedule 13D, during the sixty days on or prior to July 16, 2007, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons.

(d)           (i) The partners of Jefferies Capital Partners IV have the right to receive dividends from, or proceeds from the sale of, all or some of the Common Stock held for the account of Jefferies Capital Partners IV.

(ii) The members of Jefferies Employee Partners and JCP Partners have the right to receive dividends from, or proceeds from the sale of, all or some of the Common Stock held for the account of Jefferies Employee Partners and JCP Partners, as the case may be.

(iii) The members of the Manager and the General Partner have the right to receive dividends from, or proceeds from the sale of, all or some of the Common Stock held for the account of Jefferies Capital Partners.

(e)           Not applicable.

Item  7.                 Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement between Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, JCP Partners IV LLC, Jefferies Capital Partners LLC, Brian P. Friedman and James L. Luikart.

8
Exchange Agreement, dated as of December 10, 2010, by and among NovaStar Financial Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, and JCP Partners IV LLC, incorporated by reference to Exhibit (d)(2) to the Schedule 13E-3/TO filed by NovaStar Financial, Inc. with the Securities and Exchange Commission on December 10, 2010.

Page 12 of 13

Exhibit Number	Description

9
Registration Rights and Shareholders Agreement, dated as of June 23, 2011, by and among NovaStar Financial Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, and JCP Partners IV LLC, incorporated by reference to Exhibit 4.1 to the Form 8-K filed by NovaStar Financial, Inc. with the Securities and Exchange Commission on June 29, 2011.

Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2011

JEFFERIES CAPITAL PARTNERS IV LP
JEFFERIES EMPLOYEE PARTNERS IV LLC
JCP PARTNERS IV LLC

By:	JEFFERIES CAPITAL PARTNERS LLC,
as Manager

By:	/s/ James L. Luikart
Name: James L. Luikart
Title: Managing Member

JCP IV LLC

By:	JEFFERIES CAPITAL PARTNERS LLC,
as Managing Member

By:	/s/ James L. Luikart
Name: James L. Luikart
Title: Managing Member

JEFFERIES CAPITAL PARTNERS LLC

By:	/s/ James L. Luikart
Name: James L. Luikart
Title: Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart